

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via Email:
Li (Lisa) Liu
Chief Executive Officer
China Education International, Inc.
48 Wall Street, Suite 73
New York, New York 10005

>   **Re: China Education International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed April 11, 2012**
>   **File No. 000-53247**

Dear Ms. Liu:

On April 4, 2013, we issued comments on the filing referenced above. As of the date above, you have not provided a substantive response and we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 if you have any questions.

>   Sincerely,

>   /s/ Larry Spirgel

>   Larry Spirgel
>   Assistant Director

cc: Via Email
         China Direct Investments, Inc.